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Parnassus Funds Investors: We Need Your Help


YOUR
VOTE
MATTERS

I'm writing to let you know that the effort to collect proxy votes related to our plan to partner with Affiliated Managers Group and expand our Board of Trustees continues. We need your help!

Although we have heard from thousands of investors in the funds, we still need to hear from more to ensure that we've met the regulatory requirements regarding the approvals on the proposals.

Right now, we're reaching out to shareholders by phone and other means to increase voter participation. As noted in an earlier email, I realize that it can be disconcerting to "hear" from your financial institution in an unsolicited way. Please note that we've provided information on our website as well as social media channels to help verify the effort and provide you with additional information.

What's the Proposal?

In brief, you're being asked to vote on two proposals: an expansion of the Board and a new Investment Advisory contract. In both cases, Parnassus Investments and the Parnassus Funds Board recommend that you vote in favor of the proposals.

Investment Advisory Contract

You're being asked to vote on a new investment advisory contract. This is because there is a technical "change of control" from some of the current owners of Parnassus (such as the Dodson family) to a majority ownership of Affiliated Managers Group.

What's important For You to Know as You Consider This Proposal

There will be no fee increases, and no changes to the investment strategies or their names. There will be no changes to the portfolio managers who work hard each day to find the best securities for your portfolio, and no changes to the focus on ESG investing. The existing supporting staff will also be here to continue to serve you. In short, Parnassus will operate much as it has done for 35+ years—putting investor needs first.

Expansion of the Board

The proposal also includes two new candidates for the Board of Trustees. Our Board would like to expand its membership—to increase the group's knowledge and diversity of experience—which it believes will enhance the value to shareholders. While you may not have heard of the two candidates, I want to assure you that they were selected after an intensive search and interview process. Our Board believes these candidates are ideally suited to help with a larger and more robust Parnassus to prepare all of us for the years ahead.

What Now?

If you haven't voted, we're asking you to join others and cast your vote now. We realize that the calls and notices can be a nuisance; however, once you vote, you will be removed from the outbound effort, which includes phone calls and mailings. The instructions below are provided to help you with the mechanics of casting your vote:

- You should have received a proxy card in the mail, or an e-delivery email, so that you can easily vote your shares. Please follow the instructions on the communication you received. You will need either your e-delivery email or your proxy card to cast your vote.

- Votes can be cast by returning your proxy card or responding directly to the email.
- Votes can also be cast online using your "control number" which was included in your proxy mailing.
- Shareholders may also vote by phone with a live operator by calling toll-free 1-888-541-9895 Monday through Friday 9 a.m. to 10 p.m. Eastern time.

As we get closer to the adjourned special meeting on September 28, shareholders who have not yet cast their votes will receive a follow-up letter that includes information on how to vote their shares.

For Financial Advisors

Thank you to those who have helped us communicate with your clients and helped Parnassus Funds investors vote their shares! My team and I have heard from many of you and worked to increase communication and incorporate your feedback.

One item we've been asked for is a document that you can send to your clients that will help explain this project and the request. You can click the link below to download a PDF to send to clients.

Letter to Parnassus Funds Investors

I want to thank you for investing in the Parnassus Funds. I also want to thank you for your patience and effort to vote these proposals! We look forward to continuing the business of managing your investments with the same care and diligence as we have done in the past.

Sincerely,

Joe Sinha
Chief Marketing Officer
Parnassus Investments

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